Exhibit 99.9

Announcement

First Quarter 2003/04 Trading Statement
Cable and Wireless plc achieves revenues of £974 million in first quarter

Cable and Wireless plc today (24 July 2003) issued its first quarterly trading statement, for the three months to 30 June 2003.

Francesco Caio, Chief Executive of Cable and Wireless plc, said: “In June, we announced three key priorities that Cable & Wireless is now pursuing in the context of a maturing and, in some segments, declining market: restructure the UK business, exit the US business and proactively manage the liberalisation process in our national telco businesses.

“These priorities are closely aligned to the trading conditions experienced in the first three months, we are making progress against them and I am confident that they will deliver value over time. It is however inevitable that the performance of the Group, particularly in the early stages of a challenging turnaround, will have its ups and downs. In the first quarter, overall Group trading figures were in line with our expectations. Revenue in the UK was flat on the previous quarter, a better outcome than expected, but this was offset by the decline in revenue in the Caribbean.

“In Jamaica we have now launched a new GSM service as part of our plans to enhance our customer mobile offering and to counter competitive activity following liberalisation.

“On Group cash, stricter controls in the quarter have already led to a reduction in capital expenditure, as we conduct a rigorous assessment of all major projects.”

Restructuring Update

In the UK, Cable & Wireless appointed a new senior management team and commenced the consolidation of operating units in the context of the wider cost reduction plan already announced.

In the US, Cable & Wireless is making progress in examining the options to achieve a least cost exit from the US domestic business, while protecting customer service. The Board has appointed a team, headed by Rob Rowley, Executive Deputy Chairman, to manage this exit.

In the first quarter Cable & Wireless has delayered its central management structure, by eliminating the Regional head office and the Caribbean head office structures, allowing direct accountability of local CEOs to the Group COO, Kevin Loosemore.

Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX
Telephone +44 (0)20 7315 4460 / 6225 / 4379 www.cw.com

During the quarter Cable & Wireless announced the sale of its domestic businesses in France and Germany, as well as of operations in Switzerland, Italy and Northern Europe. These businesses had aggregate annualised revenue of £50 million. As a result of divestments to date, 330 employees, over 130 property leases and over 300 circuit leases have transferred to the acquirors. The objective in effecting these disposals was to avoid and reduce costs and, in total, over £48 million of costs have been avoided, including approximately £28 million in respect of potential property exit costs and approximately £15 million of potential redundancy costs.

Overall staff numbers declined by 1,279 in the quarter (of which 524 were in the U.S.), to 19,884 at 30 June 2003.

Revenue

In the three months ended 30 June 2003, Cable & Wireless achieved total revenue (including US operations) of £974 million, a decline of one percent at actual rates and two percent at constant currency over the previous quarter (Q4 2002/03: £981 million, Q1 2002/3: £1,196 million). Excluding US operations, first quarter revenue was £884 million, a decline of one percent at actual rates and two percent at constant currency over the previous quarter. (Q4 2002/03: £897 million, Q1 2002/03: £986 million).

Exchange rate movements have had an adverse impact on the results of some operations, especially those denominated in US and Jamaican dollars. In the quarter there was a 5 percent and 13 percent devaluation of the US dollar and the Jamaican dollar respectively against sterling.

First quarter UK revenue was flat compared to the previous quarter supported by short-term international Service Provider contract wins. Caribbean revenue declined against the previous quarter principally due to adverse currency movements and completion of the Jamaican liberalisation process where international traffic is now exposed to competition. Jamaican GSM services were launched on 19 July 2003 to enhance Cable & Wireless’ mobile customer offering. GSM/GPRS rollout in 12 Caribbean territories is scheduled this year, with Barbados and Cayman launching in August 2003.

Net Cash

Cable & Wireless’ net cash position at 30 June 2003 was £1,622 million, gross cash was £2,669 million and outstanding debt was £1,047 million (31 March 2003: £1,619 million, £3,165 million and £1,546 million respectively), of which £699 million was long term debt.

On 5 June 2003 Cable & Wireless disposed of its entire 14 percent stake in PCCW Limited, raising £229 million. On 9 June 2003 the outstanding portion of the zero coupon exchangeable bond was redeemed at par for US$704 million (£424 million).

On 16 June 2003, Cable & Wireless successfully launched a 7 year convertible bonds issue raising £250 million after expenses. The terms for the convertible bonds include an initial conversion price of 145 pence per share and a cash coupon of 4 percent per annum. Unless previously converted, redeemed or purchased and cancelled, the bonds will be redeemed for their principal amount on 16 July 2010. Settlement of the bonds occurred on 16 July 2003 and is therefore not reflected in the gross cash or debt balances described above.

In the first quarter cash capital expenditure was £100 million (Q4 2002/03: £228 million, Q1 2002/03: £325 million) and exceptional cash costs incurred were £93 million.

Cable & Wireless’ Interim Results will be announced on 12 November 2003.

Contacts:

Investor Relations
Louise Breen +44 20 7315 4460
Virginia Porter +1 646 735 4211
Caroline Stewart +44 20 7315 6225

Media
Susan Cottam 020 7315 4410
Peter Eustace 020 7315 4495

About Cable & Wireless
Cable & Wireless is one of the world’s leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, the United States, Japan, the Caribbean, Panama, the Middle East and Macau.

For more information about Cable & Wireless, go to www.cw.com.

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward looking statements. See those which appear, or are referred to, in the cautionary statements section on the first page of the company’s Form 20F 2003.